Exhibit 23.3

CONSENT TO USE OF NAME IN REGISTRATION STATEMENT

This Consent to Use of Name in Registration Statement is executed as of April 8, 2010, by a duly authorized representative of Kalorama Information LLC (the “Company”).

The Company hereby consents to the use of the Company’s name and data from certain market surveys and projection reports in the Registration Statement on Form S-1 and any amendments thereto (the “Registration Statement”), which has been filed by BG Medicine, Inc. with the Securities and Exchange Commission (File No. 333-164574) in connection with its anticipated initial public offering. The Company understands that the Registration Statement is a public document.

Kalorama Information LLC

By:	/s/ Bruce Carlson
Name: Title:	Bruce Carlson Publisher, Kalorama Information